SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549 Attention: Alexandra Barone and Mitchell Austin	PALO ALTO, CALIFORNIA 94301 ————— TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com May 13, 2025

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Re:	ServiceNow, Inc.

Registration Statement on Form S-4

Filed April 23, 2025

File No. 333-286708

Dear Ms. Barone and Mr. Austin:

On behalf of our client, ServiceNow, Inc. (the “Company”), we are providing the below responses to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), issued to the Company on May 1, 2025, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold italics below, followed by the Company’s responses. Unless otherwise indicated, all page references and captions in the responses below correspond to the pages and captions in Amendment No. 1, and capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

Risk Factors

If the Mergers, taken together, do not qualify as a “reorganization”..., page 18

1.

Please expand your risk factor disclosure to discuss the additional taxes that may be due if the Mergers do not qualify as a “reorganization” under Section 368(a) of the Code, including how such additional taxes will be calculated. Consider including examples of how taxes may be calculated for U.S. holders of Moveworks Capital Stock under scenarios in which the Mergers qualify and do not qualify as a “reorganization” under Section 368(a) of the Code.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of Amendment No. 1 accordingly.

U.S. Securities and Exchange Commission

May 13, 2025

U.S. Federal Income Tax Consequences of the Mergers

Tax Consequences of the Mergers, page 74

2.

We note your disclosure that the Mergers “are intended to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code.” We also note that two tax opinions were obtained and included as exhibits. Please revise your disclosure here and elsewhere to identify both tax counsels and summarize tax counsels’ opinions regarding the tax consequences of the transaction. Also please ensure that the filed tax opinions are both signed and dated.

Response: The Company acknowledges the Staff’s comment and has revised the referenced disclosure on page 74 of Amendment No. 1, the prospectus cover page and the disclosures on pages 10, 12, 18, 47 and 69 of Amendment No. 1 to identify both tax counsels. The Company respectfully submits that the disclosure under the section entitled “U.S. Federal Income Tax Consequences of the Mergers” on page 74 of Amendment No. 1 currently summarizes the substance of the opinions (i.e., the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code), and the impact of such qualification on holders’ tax consequences is discussed in detail on pages 74, 75 and 76 of Amendment No. 1. Additionally, in response to the Staff’s comment, the Company has filed signed and dated tax opinions as Exhibit 8.1 and Exhibit 8.2 to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions, please contact me at (650) 470-4522 or Sonia K. Nijjar at (650) 470-4592.

Sincerely,

/s/ Thomas J. Ivey
Thomas J. Ivey

cc:	William R. McDermott, ServiceNow, Inc.

Russell S. Elmer, ServiceNow, Inc.

Sonia K. Nijjar, Skadden, Arps, Slate, Meagher & Flom LLP